CM

03014934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48279

RECEIVED MAR 0 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Handelsbanken Markets Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Street, 37th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VAL KOSMIDER (212) 326-5153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RD 3/17

OATH OR AFFIRMATION

I, Val J. Kosmider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Handelsbanken Markets Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

Signature

President

Title

Notary Public

FRANK DiORIO
Notary Public, State of New York
No. 01DI5018829
Qualified in Queens County
Commission Expires Oct. 12, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition as of December 31, 2002	2
Statement of Operations for the year ended December 31, 2002	3
Statement of Changes in Stockholder's Equity for the year ended December 31, 2002	4
Statement of Changes in Subordinated Borrowings for the year ended December 31, 2002	5
Statement of Cash Flows for the year ended December 31, 2002	6
Notes to Financial Statements	7-11
Supplementary Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission	13
Independent Auditors' Report on Internal Control	14-15

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Handelsbanken Markets Securities, Inc.:

We have audited the accompanying statement of financial condition of Handelsbanken Markets Securities, Inc. (the Company), a wholly owned subsidiary of Svenska Handelsbanken AB, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Handelsbanken Markets Securities, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2003

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	6,278,087
Due from affiliates (note 5)		208,435
Receivable from brokers and dealers		168,505
Furniture and equipment (net of accumulated depreciation of $190,561)		131,895
Deferred tax assets (note 4)		723,450
Income taxes receivable (note 4)		199,738
Other assets		24,401
Total assets	$	7,734,511
Liabilities and Stockholder's Equity		
Due to affiliates (note 5)	$	339,330
Accounts payable, accrued expenses, and other liabilities		1,985,081
		2,324,411
Subordinated borrowings (note 6)		2,400,000
Total liabilities		4,724,411
Commitment and contingent liabilities		
Common stock ($0.01 par value; authorized 1,000 shares, issued and outstanding 1,000 shares)		10
Additional paid-in capital (note 7)		2,599,990
Retained earnings		410,100
Total stockholder's equity		3,010,100
Total liabilities and stockholder's equity	$	7,734,511

See accompanying notes to financial statements.